Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

TOYO Co, Ltd (the “Company”) is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the transactions.

The unaudited pro forma combined balance sheet as of December 31, 2023 gives pro forma effect to the Business Combination (as defined below) as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the twelve months ended December 31, 2023 give pro forma effect to the Business Combination as if they had occurred as of the beginning of the earliest period presented. The unaudited pro forma combined balance sheet is presented as of December 31, 2023 and the unaudited pro forma combined statements of operations are presented for the year ended December 31, 2023.

This information should be read together with audited financial statements and related notes of the Company and Blue World Acquisition Corporation (“BWAQ”), “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PubCo,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BWAQ” and other financial information included elsewhere in the Company’s Registration Statement on Form F-4 (Registration No. 333-277779) and the Registration Statement on Form F-4 filed pursuant to Rule 462(b) (Registration No. 333-279028) under the Securities Act (together, as amended by a post-effective amendment, the “POS AM”) filed with the SEC on May 1, 2024.

Unless the context otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in this report on Form 20-F.

The unaudited pro forma combined balance sheet as of December 31, 2023 has been prepared using the following:

●	the Company’s historical audited consolidated balance sheet as of December 31, 2023, as included elsewhere in POS AM,

●	BWAQ’s historical unaudited condensed balance sheet as of December 31, 2023, as included elsewhere in POS AM, and,

The unaudited pro forma combined statements of operations for the twelve months ended December 31, 2023 have been prepared using the following:

●	the Company’s historical audited consolidated statements of operations for the year ended December 31, 2023, as included elsewhere in POS AM,

●	BWAQ’s historical statements of operations for the year ended June 30, 2023, as included elsewhere in POS AM, and

●	BWAQ’s historical statements of operations for the six months ended December 31, 2023 and 2022, as included elsewhere in POS AM.

Description of the Business Combination

On August 10, 2023, BWAQ entered into the Agreement and Plan of Merger (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) with the Company, TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (“TOYO Solar,” together with the Company, Merger Sub and SinCo, the “Group Companies,” or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar’’), WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”).

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo shall consummate a series of transactions involving the Group Companies, including (A) the Company acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar at an aggregate consideration of SGD1.00 (such transaction, the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of TOYO Solar from VSUN at an aggregate consideration of no less than $50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of the Company, (ii) TOYO Solar shall become a wholly-owned subsidiary of SinCo, and (iii) immediately prior to the closing of the SinCo Acquisition, WAG, Belta and BestToYo (collectively, the “Sellers”) shall hold an aggregate of 41,000,000 Ordinary Shares, representing all issued and outstanding share capital of the Company, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of the Company, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Business Combination.”

The board of directors of BWAQ (the “BWAQ Board”), has unanimously approved (i) the Business Combination Agreement, (ii) each Transaction Document, and (iii) the Business Combination.

Consummation of the Business Combination (the “Merger Closing”) is subject to the satisfaction or waiver by the respective parties of a number of conditions, including, among other things: (i) the approval of the Business Combination Agreement and the Business Combination by BWAQ Shareholders, (ii) the Business Combination Agreement and the Business Combination having been approved by the shareholders of the Company, (iii) POS AM having become effective, (iv) the Company’s application as a foreign private issuer, the Company’s listing applications and listing applicable of the Company’s securities to be issued in connection with the Business Combination having been approved by the Nasdaq Stock Market LLC (“Nasdaq”), subject only to official notice of issuance thereof, (v) all relevant regulatory approvals necessary to consummate the Business Combination having been obtained, (vi) no order, judgment, injunction, decree, writ, stipulation, determination or award having been enacted or promulgated enjoining or prohibiting the Merger Closing, (vii) completion of the Pre-Merger Reorganization, (viii) no Group Company Material Adverse Effect (as defined in the Business Combination Agreement), (ix) the Company having net tangible assets of no less than $5,000,001 upon the Merger Closing, (x) adoption of an equity incentive plan by the Company, and (xi) full execution and delivery of the relevant documents related to the Business Combination Agreement and the Business Combination. Other conditions to BWAQ’s obligations include, among other things, delivery of the Audited Financial Statements (as defined in the Business Combination Agreement) by the Group Companies to BWAQ. Other conditions to the Group Companies’ and the Shareholders’ obligations include, among other things, (i) having Available Closing Cash (as defined in the Business Combination Agreement) at least $29,500,000 immediately prior to or upon the Merger Closing, and (ii) consummation of the conversions pursuant to the Underwriter’s Consent and the Working Capital Loans Conversion Consent (each as defined in the Business Combination Agreement). The Pre-Merger Reorganization has been completed as of the date of this report on Form 20-F.

Amendment to PIPE Purchase Agreement

On March 6, 2024, the Company entered into a share purchase agreement (“PIPE Purchase Agreement”) with BWAQ and a certain investor, NOTAM Co., Ltd., a Japanese corporation (the “PIPE Investor” or “NOTAM”), as amended by an amendment on June 26, 2024 (such amendment, separately referred to as “PIPE Amendment”).

Pursuant to the PIPE Purchase Agreement, NOTAM agrees to purchase a total of 600,000 BWAQ Class A Ordinary Shares (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The PIPE Amendment provides that the Company agrees to, conditioned on the PIPE Closing (as defined in the PIPE Purchase Agreement) and the Merger Closing, issue additional Ordinary Shares to NOTAM, on the following terms and conditions:

(i) In the event that, the average closing price of each Ordinary Share (the “Closing Price”) with respect to all trading days in July 2024 is below $10.00 per share (such average Closing Price, the “First Tranche Average Closing Price”), NOTAM may, following the last trading day in July 2024 (the “First Tranche Cut-off Date”), elect to purchase from the Company at a total purchase price of $100 such number of Ordinary Shares (“First NOTAM Tranche Additional Shares”) calculated as below:

Number of First NOTAM Tranche Additional Shares = (6,000,000/First Tranche Average Closing Price - 600,000) x Share Held Ratio X.

Shares Held Ratio X = Number of Remaining Converted Shares held by NOTAM as of the First Tranche Cut-off Date /600,000.

Notwithstanding the foregoing, the maximum number of NOTAM First Tranche Additional Shares that NOTAM is entitled to subscribe for under the PIPE Purchase Agreement shall not exceed 500,000.

“Remaining Converted Shares” means the remaining the Ordinary Share acquired by NOTAM upon the conversion of the NOTAM PIPE Shares upon the Merger Closing purchased pursuant to the PIPE Purchase Agreement, excluding any other Ordinary Shares acquired by NOTAM upon and following the Merger Closing, in the open market, from any other parties, or the Additional Shares, if any.

(ii) In the event that the average Closing Price with respect to all trading days in July 2024 and August 2024 is below $10.00 per share (the “Second Tranche Average Closing Price”), NOTAM may, following the last trading day in August 2024 (the “Second Tranche Cut-off Date”), purchase from the Company at a total purchase price of $100 such number of Ordinary Shares (“Second NOTAM Tranche Additional Shares”) calculated as below:

Number of Second NOTAM Tranche Additional Shares = (6,000,000/Second NOTAM Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares) x Share Held Ratio Y.

Shares Held Ratio Y = Number of Remaining Converted Shares held by NOTAM as of the Second Tranche Cut-off Date/600,000.

Notwithstanding the foregoing, the maximum number of Second NOTAM Tranche Additional Shares that NOTAM is entitled to subscribe for under the PIPE Purchase Agreement shall equal to 500,000 minus the number of the First NOTAM Tranche Additional Shares.

(iii) In the event that the average Closing Price with respect to all trading days in July 2024 through September 2024 is below $10.00 per share (the “Third Tranche Average Closing Price”), NOTAM may, following the last trading day in September 2024 (the “Third Tranche Cut-off Date” and together with the Frist Tranche Cut-off Date and the Second Tranche Cut-off Date, each a “Cut-off Date”), purchase from the Company at a total purchase price of $100 such number of Ordinary Shares (“Third NOTAM Tranche Additional Shares” and together with the First NOTAM Tranche Additional Shares and the Second Tranche Additional Shares, collectively, the “Additional NOTAM Shares”) calculated as below

Number of Third NOTAM Tranche Additional Shares = (6,000,000/ Third Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares – Second NOTAM Tranche Additional Shares) x Share Held Ratio Z

Shares Held Ratio Z = Number of Remaining Converted Shares held by NOTAM as of the Third Tranche Cut-off Date/600,000

Notwithstanding the foregoing, the maximum number of Third NOTAM Tranche Additional Shares that NOTAM is entitled to subscribe for under the PIPE Purchase Agreement shall equal to 500,000 minus the sum of number of the First NOTAM Tranche Additional Shares and the Second NOTAM Tranche Additional Shares.

Earnout Equities Vesting Agreement

On June 29, 2024, in consideration of the development and efforts by the relevant parties in completing the Business Combination, the Company, the Sellers, BWAQ and its Sponsor, TOYO Solar and other relevant parties entered into a certain Earnout Equities Vesting Agreement (the “Earnout Equities Vesting Agreement”) to, among the others, release all the founder shares of BWAQ (“Founder Shares”) held by the Sponsor from being subject to potential surrender or cancellation as provided under the Sponsor Support Agreement (as defined below).

On August 10, 2023, the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with BWAQ and the Company, to agree to, among the others, provide certain support for the Business Combination. Pursuant to the Earnout Equities Vesting Agreement, the parties agree that 1,380,000 Founder Shares are deemed vested and released from the Sponsor Earnout Equities (as defined in the Sponsor Support Agreement) and the Sponsor will have the right to covert such 1,380,000 Founder Shares into the right to receive Ordinary Shares at the Merger Closing. Sponsor is also relieved of any of its obligations with respect to either the subscription of additional BWAQ Class A Ordinary Shares or the surrender of additional Sponsor Earnout Equities under the Sponsor Support Agreement.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, BWAQ will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the Company’s ultimate shareholders expecting to have a majority of the voting power of the combined company, the Company comprising the ongoing operations of the combined entity, the Company comprising a majority of the governing body of the combined company, and the Company’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of the Company issuing share for the net assets of BWAQ, accompanied by a recapitalization. The net assets of BWAQ will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the Company.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon the Merger Closing.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. The Company and BWAQ have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to the Company or Merger Sub, accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

In April 2024 and July 2024, 1,059,186 and 2,748,865 BWAQ Class A Ordinary Shares were rendered for redemption, respectively. Upon the Merger Closing, 29,715 BWAQ Class A Ordinary Shares held by BWAQ’s Public Shareholders remained unredeemed.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are (i) approximately 41,000,000 Ordinary Shares to be issued to the Sellers, including 13,000,000 Earnout Shares, based on the price of $10.00 per share, (ii) 322,000 Ordinary Shares to be issued to the underwriter to settle the deferred underwriting fees, (iii) 70,000 Ordinary Shares to be issued to three independent directors of BWAQ, (iv) 600,000 Ordinary Shares to be issued to the PIPE Investor, and (v) 347,101 Ordinary Shares to be issued to Fuji Solar and Sponsor, in conversion of promissory notes.

Upon the Merger Closing, BWAQ Public Shareholders, the BWAQ Initial Shareholders including the Sponsor, the PIPE Investor and other BWAQ Initial Shareholders, and the Sellers and Fuji Solar will own approximately 2.1%, 7.8% and 90.1% of the outstanding Ordinary Shares, respectively.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2023

	(A) BWAQ	(B) the Company	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current Assets
Cash and cash equivalents	$70,134	$18,035,405	$42,400,931	(a)	$29,804,153
	—	—	1,146,398	(b)	—
	—	—	(43,208,422)	(c)	—
	—	—	(303,714)	(e)	—
	—	—	5,000,000	(f)	—
	—	—	6,000,000	(j)	—
	—	—	663,421	(l)	—
Restricted cash	—	82,195	—		82,195
Prepayments	—	149,304	—		149,304
Prepayments – related parties	—	24,400,798	—		24,400,798
Inventories	—	39,999,992	—		39,999,992
Other current assets	75,024	85,702	—		160,726
Total Current Assets	145,158	82,753,396	11,698,614		94,597,168

Non-current Assets
Investment held in Trust Account	42,400,931	—	(42,400,931)	(a)	—
Restricted cash, noncurrent	—	879,893	—		879,893
Deferred offering cost	—	1,864,389	(1,864,389)	(e)	—
Long-term prepaid expenses	—	7,757,193	—		7,757,193
Deposits for property and equipment	—	1,466,878	—		1,466,878
Property and equipment, net	—	142,781,558	—		142,781,558
Right of use assets	—	537,032	—		537,032
Other noncurrent assets	—	22,250	—		22,250
Total assets	$42,546,089	$238,062,589	$(32,566,706)		$248,041,972

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
LIABILITIES
Accounts payable	$—	$37,221,124	$—		$37,221,124
Advance from customers	—	530,817	—		530,817
Advance from customers – a related party	—	28,815,934	—		28,815,934
Due to a related party	63,558	96,867,739	—		96,931,297
Promissory notes	90,000	—	183,333	(l)	—
	—	—	(273,333)	(m)	—
Promissory notes – related party	2,402,085	—	480,088	(l)	—
	—	—	(2,882,173)	(m)	—
Accrued expenses and other liabilities	101,524	4,690,026	3,552,986	(e)	8,344,536
Lease liabilities	—	151,260	—		151,260
Total Current Liabilities	2,657,167	168,276,900	1,060,901		171,994,968

Lease liabilities, noncurrent	—	372,725	—		372,725
Long-term bank borrowings	—	11,819,527	—		11,819,527
Deferred underwriting discounts and commissions	3,220,000	—	(3,220,000)	(d)	—
Total Liabilities	5,877,167	180,469,152	(2,159,099)		184,187,220

Commitments and Contingencies
BWAQ Class A Ordinary Shares subject to possible redemption	42,400,931	—	1,146,398	(b)	—
	—	—	(43,208,422)	(c)	—
	—	—	(338,907)	(g)	—

UNAUDITED PRO FORMA COMBINED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2023

	(A) BWAC	(B) the Company	Pro Forma Adjustments		Pro Forma Balance Sheet
SHAREHOLDERS’ (DEFICIT) EQUITY
Preference shares, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	—	—	—		—
Ordinary Shares	—	—	4,100	(h)	4,609
	—	—	509	(n)	—
BWAQ Class A Ordinary Shares	46	—	32	(d)	—
	—	—	3	(g)	—
	—	—	96	(h)	—
	—	—	7	(i)	—
	—	—	60	(j)	—
	—	—	70	(k)	—
	—	—	35	(l)	—
	—	—	(349)	(n)	—
BWAQ Class B Ordinary Shares	230	—	(42)	(h)	—
	—	—	(70)	(k)	—
	—	—	(160)	(n)	—
Additional paid-in capital	—	50,000,000	3,219,968	(d)	57,030,206
			(5,721,089)	(e)	—
	—	—	5,000,000	(f)	—
	—	—	338,904	(g)	—
	—	—	(5,736,481)	(h)	—
	—	—	773,493	(i)	—
	—	—	5,999,940	(j)	—
	—	—	3,155,471	(m)	—
(Accumulated deficit) retained earnings	(5,732,285)	10,398,632	5,732,285	(h)	9,625,132
			(773,500)	(i)	—
Accumulated other comprehensive loss	—	(2,805,195)	—		(2,805,195)
Total Shareholders’ (Deficit) Equity	(5,732,009)	57,593,437	11,993,324		63,854,752
Total Liabilities, Mezzanine Equity and Shareholders’ (Deficit) Equity	$42,546,089	$238,062,589	$(32,566,706)		$248,041,972

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

(A)	Derived from the unaudited condensed balance sheet of BWAQ as of December 31, 2023.

(B)	Derived from the audited balance sheet of the Company as of December 31, 2023.

a.	Reflects the release of cash from cash and investment held in the Trust Account.

b.	Reflects the release of cash from interest income earned on cash and investment held in the Trust Account.

c.	Reflects the redemption of an aggregate of 1,059,186 and 2,748,865 BWAQ Class A Ordinary Shares of BWAQ, respectively, in April 2024 and July 2024.

d.	Reflects the settlement of approximately $3.2 million of deferred underwriting commission incurred during the BWAQ IPO due upon the Merger Closing, by issuance of 322,000 ordinary shares of BWAQ at price of $10 per share.

e.	Reflects (i) payments of professional expenses of $303,714 related to the Business Combination, all of which were offering costs incurred by the Company and were deducted against additional paid-in capital, and (ii) accrual of professional expenses related to the Business Combination, among which $3,302,986 was offering costs incurred by the Company which were deducted against additional paid-in capital, and $550,000 was professional expenses incurred by BWAQ which were charged to statement of income as incurred and subsequently debited to additional paid-in capital upon the Merger Closing.

f.	Reflects capital injection of $5,000,000 from Fuji Solar in connection with Pre-Merger Reorganization, and founder transferred 500,000 ordinary shares to Fuji Solar.

g.	Reflects conversion of 29,715 BWAQ Class A Ordinary Shares held by the Public Shareholders into ordinary shares.

h.	Reflects recapitalization of the Company through issuance of BWAQ shares and eliminates BWAQ historical accumulated earnings.

i.	Reflects issuance of 70,000 BWAQ Class A Ordinary Shares to three independent directors at the Merger Closing.

j.	Reflects issuance of 600,000 BWAQ Class A Ordinary Shares to the PIPE Investor

k.	Reflects conversion of 700,000 BWAQ Class B Ordinary Shares held by Fuji Solar and another shareholder to BWAQ Class A Ordinary Shares in January 2024.

l.	Reflects the non-interest bearing working capital loans of $330,088 from the Sponsor and $33,333 from Fuji Solar to support operations of BWAQ, and non-interest bearing extension loans of $150,000 from Fuji Solar, $90,000 from the Sponsor and $60,000 from one shareholder of the Sponsor, deposited into the Trust Account in order to extend the available time to complete the Business Combination.

m.	Reflects the issuance of 27,333 Units and 288,214 Units to Fuji Solar and two shareholders of the Sponsor, which were assignees of the promissory notes issued to the Sponsor, to settle working capital loans payable and extension loans payable due Sponsor. Each Unit consists of one BWAQ Class A Ordinary Share, one-half of one redeemable warrant, each whole warrant entitling the holders to purchase one BWAQ Class A Ordinary Share at an exercise price of $11.50 per share, and one right, each one right entitling the holders to exchange for one-tenth of one BWAQ Class A Ordinary Share upon the completion of the Business Combination. Accordingly BWAQ issued 30,066 BWAQ Class A Ordinary Shares and 13,666 BWAQ warrants to Fuji Solar, respectively, and BWAQ issued 317,035 BWAQ Class A Ordinary Shares and 144,106 BWAQ warrants to the two shareholders of the Sponsor, respectively.

n.	Reflects conversion of 3,495,744 BWAQ Class A Ordinary Shares and 1,600,000 BWAQ Class B Ordinary Shares, respectively, to Ordinary Shares upon the Merger Closing.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023

	(A) BWAC	(B) the Company	Pro Forma Adjustments		Pro Forma Balance Sheet
Account Name
Revenues	$—	$62,377,390	$—		$62,377,390
Cost of revenues	—	45,740,860	—		45,740,860
Gross profit	—	16,636,530	—		16,636,530

Operating expenses
Selling expenses	—	17,573	—		17,573
General and administrative expenses	994,141	4,632,009	773,500	(b)	6,949,650
	—	—	550,000	(c)	—
Total operating expenses	994,141	4,649,582	1,323,500		6,967,223
(Loss) income from operations	(994,141)	11,986,948	(1,323,500)		9,669,307

Other Income
Interest income (expenses), net	8	(3,261,459)	—		(3,261,451)
Other income, net	—	1,163,666	—		1,163,666
Dividend earned on investment held in Trust Account	3,124,523	—	(3,124,523)	(a)	—
Total other income, net	3,124,531	(2,097,793)	(3,124,523)		(2,097,785)
Loss Before Income Taxes	2,130,390	9,889,155	(4,448,023)		7,571,522

Income tax expenses	—	—	—		—
Net loss	$2,130,390	$9,889,155	$(4,448,023)		$7,571,522

Weighted average shares outstanding of redeemable ordinary shares	8,846,896		37,248,848	(d)	46,095,744
Basic and diluted net income per ordinary share	0.24		(0.08)	(d)	0.16

Notes and adjustment to Unaudited Pro Forma Condensed Combined Statement of Operations

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

A.	Unaudited Pro Forma Condensed Combined Statement of Operations for the twelve months ended December 31, 2023 was derived from BWAQ’s audited statement of operations for the year ended June 30, 2023, condensed unaudited statements of operations for the six months ended December 31, 2023 and 2022.

B	Unaudited Pro Forma Condensed Combined Statement of Operations for the twelve months ended December 31, 2023 was derived from the Company’s audited statements of operations for the year ended December 31, 2023

(a)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

(b)	Reflects conversion of 700,000 BWAQ Class B Ordinary Shares held by Fuji Solar and another shareholder to BWAQ Class A Ordinary Shares in January 2024.

(c)	Reflects estimated professional expenses of $550,000 incurred by BWAQ after December 31, 2023.

(d)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of January 1, 2023. In addition, as the Business Combination are being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combination for the entire period. There may be possible changes in shares related to the Sponsor Earnout Equities in connection with Sponsor Support Agreement dated August 10, 2023.

The calculation of weighted average shares outstanding for the twelve months ended December 31, 2023 is set forth in below table:

The Sellers	41,000,000
Fuji Solar	530,066
BWAQ’s Public Shareholders	949,715
The BWAQ Insiders	2,603,363
PIPE Investor	600,000
Maxim	412,600
Weighted average shares outstanding of ordinary shares	46,095,744
Less: BWAQ’s Weighted average shares outstanding of ordinary shares	(8,846,896)
Adjustment (d)	37,248,848